Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pulse Electronics Corporation:

We consent to the use of our report dated March 2, 2011 with respect to the consolidated balance sheets of Pulse Electronics Corporation and subsidiaries as of December 31, 2010 and December 25, 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the accompanying financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference herein.

/s/ KPMG LLP

San Diego, California
December 15, 2011